Exhibit 99.1

New Voluntary Royalty Agreement to Benefit Stakeholders of Goldcorp's Marlin Mine

Toronto Stock Exchange: G
New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Jan. 27, 2012 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to provide an update following yesterday's announcement by the Government of Guatemala and the Guatemalan Chamber of Industry of an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala. Under the terms of the agreement, the royalty on precious metals will increase from 1% to 4% of gross revenue. These additional royalties will be calculated, paid, and distributed in the same manner as the royalty mandated by Guatemala's Mining Law. This includes the stipulation that 50% of the total royalty will be paid directly to the municipality in which the extraction of the mineral occurs.  In addition, Marlin has agreed to pay an additional 1% voluntary royalty, with 80% of this additional royalty to be used to implement the economic development plans of the Municipalities of San Miguel Ixtahuacán and Sipacapa. The remaining 20% will be paid to the Ministry of Energy and Mines and Ministry of Environment Natural Resources, to be used to develop the institutional capacity of those ministries.

"This agreement in Guatemala represents a tremendous step forward for all stakeholders of the Marlin mine," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "The enhanced revenues generated by the new royalty agreement will enable greater investment in community development initiatives in the region and foster a strong, consistent regulatory framework."

The agreement also provides that the government will use a portion of the additional royalty revenue to develop the institutional capacity of the Ministry of Energy and Mines and the Ministry of Environment and Natural Resources. The government expressed the need to take the actions necessary to implement its commitment to consult with indigenous peoples and to seek consensus to resolve conflicts regarding economic development projects, including mines.

The royalties paid by Montana Exploradora are in addition to the income tax of 5% of gross revenues and other wage and value added taxes paid by the company. In 2011, Goldcorp paid approximately $86 million in taxes and royalties in Guatemala.  Approximately $96 million in supplies were purchased in country, including $5 million from companies located in San Miguel Ixtahuacán and Sipacapa.  The Marlin mine currently employs 2,241 people, 97% of whom are Guatemalan.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 14:15e 27-JAN-12